May 10, 2019

VIA EDGAR & FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Barbara Jacobs

Confidential Submission Pursuant to Section 106(a) of the Jumpstart Our Business Startups Act/Section 6(e) of the Securities Act of 1933, as amended

Re:                            Linx S.A.
Draft Registration Statement on Form F-1
Submitted on March 29, 2019
CIK No. 0001770883

Dear Ms. Jacobs:

On behalf of our client, Linx S.A., a company organized under the laws of Brazil (the “Company”), we confidentially submit herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft registration statement on Form F-1 (the “Draft Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”).  The Draft Registration Statement was confidentially submitted to the Commission on March 29, 2019.  In this letter, we set forth the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated April 25, 2019 (the “Comment Letter”).  In addition to the amendments to the Draft Registration Statement made in response to the Comment Letter, the Company has also made updates to the Draft Registration Statement and is submitting concurrently with this letter Amendment No. 1 to include certain other information and data to reflect new developments since March 29, 2019, as well as to update the Draft Registration Statement to include the Company’s interim financial information as of and for the three-months ended March 31, 2019 and 2018.

We are providing by overnight delivery a courtesy package that includes four copies of Amendment No 1, two of which have been marked to reflect revisions from Draft Registration Statement as well as copy of this letter.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the responses to each comment set forth immediately under the comment.  The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter from the Staff.  All page numbers referenced in the responses refer to page numbers in Amendment No. 1.  Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No.1.

Cover Page

1.                                     Please clarify how the ADS offering price will be determined given that your common shares are traded in Brazil.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 on cover page of the prospectus to further clarify that the price per common share and the price per ADS will be determined based on the bookbuilding process and the closing price of the Company’s common shares on the B3 on the pricing date of the global offering.

Presentation of Financial and Other Information Market and Other Information, page iii

2.                                     Your references to the underwriters in the last paragraph, including the statement that “the underwriters... make no representation as to the accuracy or completion,” appear to disclaim the issuer’s responsibility for information in the registration statement. Please revise or advise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No.1 on page iii to further clarify the Company’s belief regarding the accuracy of the information in the prospectus and the Company’s assessment as to the accuracy of such information.

Dilution, page 54

3.                                     Please include a comparison of the public contribution in the proposed public offering and the effective cash contributions of directors or senior management, or affiliated persons, of equity securities acquired by them in transactions during the past five years. Refer to Item 9.E. of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised the “Dilution” section of Amendment No.1 on pages 56 and 57 to include a comparison of the public contribution in the proposed public offering and the effective cash contributions of directors or senior management or affiliated persons, of equity securities acquired by them in transactions during the past five years.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 67

4.                                     You detail your acquisitions and your belief that your acquisition strategy positively impacts your results of operation and financial condition. For balanced disclosure, please consider addressing any known uncertainties associated with this strategy and whether risk factor disclosure is warranted.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No.1 on page 19, to amend to make specific reference to the risks inherent in the Company’s acquisition strategy and to position the existing risk factor “We may experience difficulties in achieving our acquisition strategy” as it originally appeared in the Draft Registration Statement in order to emphasize the known uncertainties associated with the Company’s acquisition strategy.

Results of Operations, page 72

5.                                     You disclose on page 69 that you increased the prices you charge for your services in the year ended December 31, 2018 due to a positive accumulated IGP-M inflation rate and you did not increase the prices you charge for your services in the year ended December 31, 2017 due to a negative accumulated IGP-M inflation rate.  Please revise to quantify the changes in your subscription revenues each period attributable to variations in inflation, if material. Tell us whether you decrease the prices you charge for your services when there is a negative accumulated IGP-M inflation rate in the prior 12-month period. We refer you to Part I, Item 5.A of Form 20-F and Section III.D of SEC Interpretive Release 33-6835.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No.1 on page 72 to clarify that increases and decreases in the Company’s subscription as a result of variations in the IGP-M inflation rate were not material to revenue in the three-year period ended December 31, 2018.  Furthermore, the Company respectfully advises the Staff that it does not decrease prices in the event of a negative accumulation in the IGP-M inflation rate.

6.                                     There are several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source are not disclosed. For instance, you disclose on pages 72 and 75 that the increase in your subscription revenue was mainly driven by an increase in your ongoing cross-selling efforts to expand additional cloud-based products to existing customers and the impact of your acquisitions. Please revise to quantify the amount that each source contributed to a material change. As an example, you should quantify the increase in your fiscal 2018 subscription revenues that is attributable to recent acquisitions during both fiscal 2018 and 2017. We refer you to Part I, Item 5.A of Form 20-F and Section III.D of SEC Interpretive Release 33-6835.

Response:

In response to the Staff’s comment, the Company has revised the disclosure throughout the caption under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” beginning on page 75 in Amendment No.1 quantify increases where two or more sources of a material change have been identified.

7.                                     On page 75, you state that the increase in your net operating revenues also reflects the 4.5% increase in the number of your customers from 44.0 thousand for the year ended December 31, 2016 to 45.9 thousand for the year ended December 31, 2017. Please tell us your consideration of disclosing the change in the number of your customers for the year ended December 31, 2018. In addition, explain your consideration of disclosing the increases in net operating revenues attributable to changes in the number of your customers each period.  We refer you to Part I, Item 5.A of Form 20-F and Section III.D of SEC Interpretive Release 33-6835.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No.1 on page 78 to delete the reference to the change in net operating revenue attributable to changes in the number of the Company’s customers during the relevant period since the Company’s accounting records cannot quantify the increase or decrease in net operating revenue attributable to a specific change in the number of customers.

8.                                     Please revise to clarify the definition of “annual revenue by cohort” and “retention” as used in the table on page 2. For instance, your disclosures should explain how acquisitions impact your “annual revenue by cohort” and why “retention” is calculated using the annual cohort in the year immediately after the customers were added to your portfolio of customers. Finally, please tell us whether you consider “annual revenue by cohort” and the “retention” as key performance indicators, and what consideration you gave to providing a qualitative discussion of the changes to the measures for each period presented. We refer you to Part I, Item 5.A of Form 20-F and Section III.D of SEC Interpretive Release 33-6835.

Response:

In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 on pages 1 and 100 to explain how acquisitions impact the Company’s “annual revenue by cohort” and why “customer retention” is calculated using the annual cohort in the year immediately after the customers were added to your portfolio of customers.

While the Company uses “annual revenue by cohort” and “customer retention” in order to provide investors with metrics by which to compare against the Company’s peers, it does not consider them to be key performance indicators as that term is used in SEC Release No. 33-8350.

Business

Key Financial and Operating Information, page 97

9.                                     Your disclosures on page 107 indicate that your proximity to your customers is one of the main reasons for your high rate of contract renewals. Please tell us whether you consider the rate of contract renewals to be a key business metric that you use to manage the business. In this regard, indicate why you do not disclose this retention rate in addition to the dollar retention rate.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No.1 on page 114 to clarify that the Company believes that its proximity to its customers is one of the main reasons for its high rate of customer retention rate.

Software, page 108

10.                              Please tell us the amount of revenues generated from DUO, Linx Gift Cards and Advertising. Your disclosure should indicate whether these offerings generate material amounts of revenue.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No.1 on page 119 to clarify that these offerings do not generate material amounts of revenue.

Description of American Depositary Shares Jury
Trial Waiver, page 162

11.                              Please clarify that, by agreeing to the provision, investors will not be deemed to have waived the company’s or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Your risk factor disclosure should be similarly clarified. When a depositary is selected, please ensure that the deposit agreement addresses these issues as well.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No.1 on page 173 to clarify that ADS holders will not be deemed to have waived the Company or the depository’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. The Company also informs the Staff that it will file the Form of Deposit Agreement among the Registrant, Linx S.A., The Bank of New York Mellon, as depositary, and the Owners and Holders from time to time of American Depositary Shares (the “Deposit Agreement”) in a subsequent submission.  The Company informs the Staff that Section 5.3 (Obligations of the Depository and the Company) and Section 18 (Liability of the Company and Depository) of the Deposit Agreement, both provide, “No disclaimer of liability under the United States federal securities laws is intended by any provision of this Deposit Agreement.”

Furthermore, the Company respectfully submits to the Staff that the disclosure in Amendment No. 1 on page 39 in the risk factor entitled “ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action” states that no condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by the Company or the depositary of compliance with any substantive provision of the U.S. federal securities laws.

Taxation, page 165

12.                              We note that you intend to file the opinion of Pinheiro Neto Advogados regarding certain Brazilian tax matters. Please revise to clearly identify each material tax consequence being opined upon and identify tax counsel. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

Response:

The Company respectfully advises the Staff that it has reviewed Item 8(a) of Form F-1, Item 601(b)(8) of Regulation S-K as well as Section III.A.2 of Staff Legal Bulletin No. 19 (the “SLB”).  Item 601 of Regulation S-K and Item 601(b)(8) of Regulation S-K and the SLB require a tax opinion exhibit to be filed with a registration statement on Form F-1 “where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.”

The Company respectfully advises the Staff that Pinheiro Neto Advogados, as Brazilian counsel to the Company, will deliver an opinion letter, which will be filed as Exhibit 5.1 in a subsequent submission.

The Company further respectfully advises the Staff that the “Taxation—Material Brazilian Tax Considerations” section in Amendment No. 1 discusses the main Brazilian tax consequences of investing in the Company’s ADSs and common shares by an investor that is not domiciled or resident in Brazil, including a discussion on whether or not a withholding tax exemption applies on dividends distributed by Brazilian companies.

Consolidated Financial Statements Note 3. Significant Accounting Policies

Note 3.3 Business combinations, page F-15

13.                              Please clarify your disclosures that indicate any contingent payments to be transferred by the acquiree will be recognized at fair value on the acquisition date. In this respect, it appears as though any contingent payments to be transferred by the acquirer will be recognized at fair value on the acquisition date.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-66 of Amendment No. 1 to clarify that contingent payments to be transferred by the acquirer will be recognized at fair value on the acquisition date.

Note 3.10 Provisions, page F-22

14.                              Please clarify your disclosures that indicate subsequently, the contingent liability is measured at the higher amount that would be recognized according to the requirements for the provisions above or the amount initially recognized less cumulative amortization recognized under the requirements of the Group’s revenue recognition policy.

Response:

The Company respectfully acknowledges the Staff’s comment and the Company advises the Staff that the accounting policy is consistent with paragraph 56 of IFRS 3, Business Combinations, which states the following:

“After initial recognition and until the liability is settled, cancelled or expires, the acquirer shall measure a contingent liability recognised in a business combination at the higher of:

(a)         the amount that would be recognised in accordance with IAS 37; and

(b)         the amount initially recognised less, if appropriate, the cumulative amount of income recognised in accordance with the principles of IFRS 15 — Revenue from Contracts with Customers.”

Note 3.13 Revenue from contracts with clients, page F-24

15.                              Your disclosures on page 1 indicate that you are successfully transferring your legacy on- premise products to your cloud-based infrastructure. Describe in greater detail the nature of your on-premise solutions that you continue to offer. Tell us the amount revenues attributable to your on-premise solutions for each period presented. Clarify how you recognize revenues attributable to the on-premise software solutions.

Response:

The Company respectfully advises the Staff that the on-premise offerings are legacy ERP and POS solutions, which were developed before the cloud became available as an option for software development.  The Company respectfully advises the Staff that its cloud and on-premise offerings are based on similar service models, pricing and margins.  The only difference between the cloud and on-premise offerings is the delivery method.  Since the performance obligation is the same, the Company recognizes revenue consistently across the two delivery methods of the Company’s products because the nature, amount and timing are the same between the two delivery methods.  Therefore, the Company’s revenue recognition policy does not distinguish between the two delivery methods.

Although not a key performance indicator, the Company believes that its subscription revenues from on-premise solutions were approximately R$264.0 million (55% of the Company’s net operating revenues), R$303.0 million (56% of the Company’s net operating revenues), R$310.7 million (51% of the Company’s net operating revenues) and R$81.7 million (48% of the Company’s net operating revenues) for the years of 2016, 2017, 2018 and for the three-month period ended March 31, 2019, respectively.

16.                              Please revise your revenue recognition policy to clarify when you satisfy your performance obligations and how you recognize subscription and service revenues. In this regard, as noted in other sections of your filing, your revised revenue recognition policy should explain that your subscription revenue is recognized ratably as the services are performed, commencing with the date the service is made available to customers and all other revenue recognition criteria have been satisfied. Your revised revenue recognition policy should also explain that the fees related to subscription revenues are non- refundable and paid monthly. In addition, your revised disclosures should clarify how services revenues are recognized. We refer you to paragraphs 110, 119 and 124 of IFRS 15.

Response:

The Company respectfully advises the Staff that the subscription services are recognized ratably as the subscription service is provided commencing with the date the subscription service is available to the customer and all other revenue recognition criteria are satisfied. Subscription services are billed monthly and non-refundable.  Consulting services revenues are recognized in the Company’s statement of income as the consulting services are rendered  based on their stand-alone selling price, which is billed on a per-hour basis.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages F-76 of Amendment No. 1 accordingly.

17.                              We note from your disclosures on page 70 that implementation and customization service revenues are recognized on your statement of income when delivered. We further note from your disclosures on page 113 that for the implementation of the solutions purchased by the customer, service hours will be allocated according to the needs of the project and will be recognized in your results during the fiscal period in which they are provided. Please tell us how you considered the guidance in paragraphs B48 through B51 of IFRS 15.

Response:

The Company respectfully advises the Staff that the Company has concluded that these consulting services are a separate stand-alone performance obligation and not upfront fees associated with the subscription service as the customer has the right to purchase the Company’s consulting services at any time and assess how much of these services they need or want.  These services are principally quoted and billed on a fixed per hour basis.  Consulting services are recognized as rendered.  In addition, these consulting services do not impact the functionality of the subscription service.  Instead, these services help the customer (the merchant) to utilize the software on a more efficient and effective manner.  The Company does not believe these consulting services meet the definition of upfront fees under paragraphs B48 through B51 of IFRS 15.  The upfront fee that is charged to some customers strictly relates to the monthly subscription service and not any consulting services to be provided.

The Company has clarified the disclosure on pages 105, 121 and F-76 of Amendment No. 1 accordingly to clarify how implementation services are provided.

18.                              Please clarify your disclosures that indicate services associated with Linx Digital and Linx Pay Hub will be provided on an as-incurred basis as a percentage of the sales through the platform. Indicate whether “as-incurred basis” represents fees earned upon transaction processing. Further, clarify whether these fees represents variable consideration. See paragraph 85 of IFRS 15. Cite the specific accounting guidance that you are relying upon to recognize revenues associated with these transactions. In addition, tell us your consideration for disaggregating revenue as outlined in paragraph B89 of IFRS 15.

Response:

The Company respectfully advises the Staff that, as disclosed in the notes to its financial statements, these products were launched in late 2018 and are not material to any of the years presented.  Therefore, the total net operating revenues for the years ended December 31, 2017 and 2016 were R$0.  For the year ended December 31, 2018, the net operating revenues related to these products totaled less than 1%. Therefore, the Company has not separately disclosed the revenue associated with these service and the amount of revenue for these services is not material for disclosure.  In future years, the Company will disclose the disaggregated revenues when the associated revenues are material.

The Company has considered the services related to the Linx Digital and Linx Pay as a separate performance obligation since these services are distinct and separable from the other services as the customer has the right to utilize or not these services and these services have a stand-alone selling price.  The pricing and business model is similar to a credit card processing fee in which the Company will charge its customer (the merchant) a fixed percentage of the sales that are processed through our Linx Digital and Linx Pay platforms.  The Company has considered the variable consideration guidance in paragraph B63 of IFRS 15 for sales-based royalties which states an entity recognizes sales-based and usage-based royalties as revenue at the later of when: 1) the subsequent sales or usage occurs; or (2) the performance obligation to which some, or all, of the sales-based or usage-based royalty has been allocated satisfied (or partially satisfied).  Considering this guidance, the revenues for Linx Digital and Linx Pay Hub products are recognized as a percentage of the sales through the platform and recognized when the customer’s transaction occur since only at this point in time, the Company knows how much consideration it will receive for the service.

The Company acknowledges the Staff’s comment and has revised its disclosure on page F-76 of Amendment No. 1 accordingly.

Note 4. Business combination , page F-34

19.                              Please revise to disclose the primary reasons for each business combination and the percentage of voting equity interests acquired. We refer you to paragraph B64 of IFRS 3.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on pages F-86, F-87, F-88, F-91, F-92, F-93 and F-95 of Amendment No. 1 accordingly.

Note 6. Financial Assets, page F-45

20.                              Please revise to clarify the various codes associated with your fixed income investments for each period presented. In addition, revise to explain the nature of your investment fund with the code “other funds”.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on pages F-97 to F-99 of Amendment No. 1 accordingly to clarify the reference to “other funds.”

Note 11. Property, plant and equipment, page F-49

21.                              Please revise to disclose the gross carrying amount and the accumulated amortization at the beginning and end of each period.  We refer you to paragraph 73(d) of IAS 16.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on pages F-102 to F-105 Amendment No. 1 accordingly.

Note 12. Intangible Assets, page F-50

22.                              Please revise to disclose the gross carrying amount and the accumulated amortization at the beginning and end of each period. We refer you to paragraph 118(c) of IAS 38.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on pages F-106 to F-110 Amendment No. 1 accordingly.

23.                              Please clarify the differences between your software, software development and software developed intangible assets.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on page F-110 of Amendment No. 1 accordingly.

Note 19. Provision for contingencies, page F-65

24.                              Your disclosures state that there are other lawsuits assessed by your legal advisors as being a possible risk of R$10,986 as of December 31, 2018 (R$2,773 and R$ 2,099 as of December 31, 2017 and 2016, respectively), for which no provision has been recognized. Please reconcile this statement with your disclosures on page 123 that indicate your contingencies classified as possible losses (including those of acquired companies) totaled approximately R$61.3 million, for which you did not record any provisions. We refer you to paragraph 86 of IAS 37.

Response:

The Company respectfully advises the Staff that the disclosure on pages 131 to 133 included all claims (including remote) not only possible losses under IAS 37.  We have revised our disclosure on pages 131 to 133 of Amendment No. 1 accordingly.

Note 23. Financial risk management

Note 23.7 Fair value hierarchy, page F-73

25.                              Please revise to clarify for recurring and non-recurring fair value measurements, the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2 or 3).  We refer you to paragraph 93 of IFRS 13.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on page F-131 of Amendment No. 1 accordingly.

Note 25. Share-based payment, page F-77

26.                              Your disclosures on page 135 indicate that as of the date of this prospectus, 2,045,714 restricted shares have been granted but not yet exercised under the Restricted Shares Plans. Your disclosures further indicate that you granted deferred shares in fiscal 2017 and 2018. Please revise to disclose information that will enable users of the financial statements to understand the nature and extent of your restricted share and deferred share arrangements.  We refer you to paragraph 44 of IFRS 2.

Response:

The Company respectfully advises the Staff that deferred shares and restricted shares are the same.  However, the Company have revised the disclosure in Note 25 to conform the wording.  Additionally, the Company has disclosed on pages 145 and F-138 of Amendment No. 1 that 1,011,846 restricted shares were granted on January 22, 2019.  The Company has revised the disclosure on pages F-138 to F-140 of Amendment No. 1 to clarify the restricted shares outstanding as of March 31, 2019.

27.                              Please tell us whether you granted any stock options, deferred shares or restricted shares subsequent to the year ended December 31, 2018.

Response:

The Company respectfully advises the Staff that it granted 1,011,846 restricted shares on January, 22, 2019.  The Company has revised the disclosure on pages 145 and F-138 of Amendment No. 1accordingly to disclose the January 2019 grant separately.

28.                              We note the changes in your stock options and deferred shares for each period presented. Please revise your disclosures to comply with each of the applicable requirements in paragraph 45 of IFRS 2. In addition, revise to disclose how the expected volatility was determined, including an explanation of the extent to which expected volatility was based on historical volatility.  We refer you to paragraph 47(a) of IFRS 2.

Response:

The Company acknowledges the Staff’s comment and has clarified its disclosure on pages F-138 to F-140 of Amendment No. 1 accordingly.

29.                              Please clarify your disclosures on page F-23 that indicate the cost of equity settled transactions is determined by the fair value on the date in which they were granted and to determine the fair value, the Group uses an external evaluation expert, which uses an appropriate evaluation method. In this regard, explain why you do not use the market quoted price to determine the fair value for your shares of common stock.

Response:

The Company respectfully advises the Staff that the evaluation expert only assists with the model to determine the fair value of the stock option, not the fair value of the share.  The fair value of the shares are based on the market price at the date of grant.

The Company acknowledges the Staff’s comment and has clarified its disclosure on page F-74 of Amendment No. 1 accordingly.

Exhibits

30.                              Please file the controlling block shareholders’ agreement and the founding block shareholders’ agreement as exhibits to the registration statement or tell us why you believe they are not material.

Response:

The Company respectfully informs the Staff that the controlling block shareholders’ agreement has been terminated and that the Company has updated the disclosure on page 149 of Amendment No.1 to reflect this.  Additionally, the Company has filed the founding block shareholders’ agreement as Exhibit 10.1 to Amendment No.1.

General

31.                              Please supplementally provide us with copies of all written communications, as defined Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully advises the Staff that no materials have been furnished to any potential investors nor will any contact be made with potential investors or such materials delivered until the registration statement is free of unresolved comments with the Staff.  To the extent that there are any such written communications that we, or anyone authorized by the Company, present to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide such materials to the Staff, whether or not such written communications will be retained by potential investors.

32.                              Please supplementally provide us with copies of any graphical materials or artwork intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response:

In response to the Staff’s comment, the Company encloses, as Annex A to this letter, copies of the artwork that it intends to use in its prospectus.

* * *

The Company would be grateful if the Staff provided any comments to the revised Registration Statement at its earliest convenience so that the Company may provide any additional responses required.

Please do not hesitate to contact John Guzman at +55 (11) 3147-5607 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Alberto Menache, Chief Executive Officer, Linx S.A.

ANNEX A

[Enclosed]